Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2019

Piraeus, Greece, February 6, 2020, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2019.

Key Events and Financial Performance

•

Quarterly Revenues, Loss, Adjusted Profit(2), Adjusted EBITDA(2), Loss per share(1) and Adjusted Earnings per share(1)(2) of $182.3 million, ($119.9) million, $38.5 million, $129.2 million, ($0.65) and $0.14, respectively.

•

Record annual Revenues of $668.6 million. Loss, Adjusted Profit(2), record Adjusted EBITDA(2), Loss per share(1) and Adjusted Earnings per share(1)(2) of ($115.6) million, $113.0 million, $461.2 million, ($1.37) and $0.29, respectively.

•	Special dividend of $0.38 per common share paid on December 31, 2019.
•

In December 2019 signed an Export Credit Agency-backed debt financing of $1.1 billion with 13 international banks to provide the debt funding for its current newbuilding program (the “Newbuilding Facility”).

•	In December 2019, amended the covenants on its existing bank facilities to align them with the improved terms of the Newbuilding Facility and the GasLog Warsaw facility concluded earlier in 2019.
•

In November 2019, successfully issued NOK 900.0 million of senior unsecured bonds due November 2024 (“NOK 2024 Bonds”), in part through exchanging NOK 316.0 million of the existing NOK 750.0 million of senior unsecured bonds due May 2021 (“NOK 2021 Bonds”) and, in December 2019, announced a call of the remaining NOK 2021 Bonds, subsequently completed in January 2020.

•	Implemented a plan to relocate GasLog’s senior management and more of its employees to the Piraeus, Greece office, to enhance execution and efficiency and to reduce overheads.
•

As of December 31, 2019, recognized an impairment loss of $162.1 million on its six steam turbine propulsion (“Steam”) vessels built in 2006 and 2007, including five GasLog Partners LP (“GasLog Partners” or the “Partnership”) vessels and one GasLog directly owned vessel, due to negative market conditions.

•	Quarterly dividend of $0.15 per common share payable on March 12, 2020.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit/(loss) attributable to the non-controlling interests of ($69.7) million and the dividend on preferred stock of $2.5 million for the quarter ended December 31, 2019 ($16.6 million and $2.5 million, respectively, for the quarter ended December 31, 2018) and net of the profit/(loss) attributable to the non-controlling interests of ($15.0) million and the dividend on preferred stock of $10.1 million for the year ended December 31, 2019 ($78.7 million and $10.1 million, respectively, for the year ended December 31, 2018).

(2) Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “2019 represented another year of excellent execution for GasLog. We took delivery of two newbuild LNG carriers and signed long-term charters with the principal LNG shipping entity of JERA Co., Inc (“JERA”) and a subsidiary of Endesa S.A. (“Endesa”), both new customers for GasLog. We also chartered two on-the-water vessels to Gunvor Group Ltd. (“Gunvor”) and secured up to 10 years employment for one of our vessels as a floating storage unit. Record revenues and continued cost control delivered record annual Adjusted EBITDA. We also successfully completed a new debt facility for our newbuildings delivering in 2020 and 2021, refinanced existing debt, tapped our USD bonds at a premium to par and secured significant improvements to our debt covenants. These successes and our positive business outlook allowed us to declare a $0.38 per common share special dividend in the fourth quarter of 2019.

However, while spot rates for LNG carriers improved in 2018 and 2019 compared to prior years, the term charter market for on-the-water vessels has not developed as anticipated, resulting in reduced expectations for future vessel utilization and earnings, for the five Steam vessels owned by GasLog Partners and our one GasLog directly owned Steam vessel after the expiry of their current term charters. This led us to recognize an impairment loss of $162.1 million with respect to the Group’s six Steam vessels, five of which are owned by the Partnership.

In light of the reduced expectations for Steam vessel utilization and earnings, GasLog Partners will focus its capital allocation on debt repayment, prioritizing balance sheet strength for 2020. As such, the Partnership expects to reduce its quarterly common distribution to $0.125 per unit for the first quarter of 2020 from $0.561 per unit for the fourth quarter of 2019. The reduced distribution will lower the Partnership’s cash flow break-even rates across its fleets and improve its competitive positioning. While our commitment to the Partnership remains strong, no further drop-downs are required to fund GasLog’s committed newbuilding program delivering in 2020 and 2021.

Our charter-backed newbuilding program is on time and budget. The seven vessels due to deliver by the third quarter of 2021 are expected to contribute an additional $145.0 million of annualized EBITDA(3) to GasLog on a fully delivered basis. As a result, we have high visibility on the growth in contracted revenues through 2022 from the vessels directly owned by GasLog. As we continue to execute on our efficiency improvements and cost reductions, we will continue to look for further opportunities to enhance shareholder returns, on top of the special dividends paid in 2018 and 2019.”

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(3) EBITDA, which represents earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes, is a non-GAAP financial measure. Please refer to Exhibit II for guidance on the underlying assumptions used to derive EBITDA.

LNG Market Update and Outlook

LNG demand, as estimated by Wood Mackenzie, is expected to have increased by 11% to 351 million tonnes (“mt”), in 2019, from 316 mt in 2018. European demand accounted for most of the growth, increasing over 31 mt (61%) year-over-year. European demand was driven by a combination of declining domestic production, continued coal-to-gas switching for power generation, and inventory restocking. In North Asia, demand from Japan, South Korea and Taiwan declined by approximately 8 mt or 6%, while demand from China increased by 7 mt or 13%. Wood Mackenzie forecasts global LNG demand growth of over 90 mt between 2019 and 2025, a compound annual growth of approximately 4%. This growth is expected to be broad-based, with South East Asia (excluding India) accounting for approximately 46% and China, Latin America and India expected to account for 27%, 11% and 10%, respectively.

Wood Mackenzie estimates 2019 LNG supply of 364 mt, a 38 mt increase (12%) over 2018. During the year, new production started in the United States (Cameron Train 1, Corpus Christi LNG Train 2 and Freeport LNG Train 1) and Australia (Prelude). Supply from existing liquefaction facilities in Australia, Russia, Nigeria and Abu Dhabi also increased while downtime and/or underperformance at existing facilities in Equatorial Guinea, Indonesia and Malaysia partially offset these gains. Based on Wood Mackenzie’s current forecasts, 2020 is anticipated to be another strong year for LNG production growth, with supply expected to increase by 26 mt to 390 mt, a 7% increase on 2019. This includes new production from Elba Island, Cameron and Freeport LNG in the United States, Yamal in Russia and the continued ramp-up of projects which were brought onstream in 2019.

During 2019, six new LNG liquefaction projects with a combined capacity of approximately 79 million tonnes per annum (“mtpa”) reached Final Investment Decision (“FID”), a record year for the sanctioning of new LNG projects and underpinning further LNG supply growth during the next decade. Projects which reached FID include Golden Pass (16 mtpa), Calcasieu Pass (10 mtpa) and Sabine Pass Train 6 (4.5 mtpa) in the United States, Mozambique LNG (12.9 mtpa) in Mozambique, Arctic LNG-2 in Russia (19.8 mtpa) and Nigeria LNG Train 7 (8 mtpa including debottlenecking of existing trains) in Nigeria. Wood Mackenzie anticipates at least another 50 mtpa of new LNG capacity will reach FID during 2020.

In the LNG shipping spot market, tri-fuel diesel electric vessel (“TFDE”) headline rates, as reported by Clarksons, averaged $70,000 per day in 2019, a 23% decrease on 2018 levels. Low gas prices during much of 2019 limited the arbitrage opportunities for transporting LNG between the Atlantic and Pacific basins. However, the market balance remains tight, as evidenced by the quick run up in TFDE rates in the fourth quarter of 2019 when they reached a peak of $140,000 per day in November, following a marked decrease in spot ship availability. While headline spot rates in the first quarter of 2020 to date have fallen from their peaks in the fourth quarter of 2019, current headline rates are in line with or above the comparable dates of recent years. According to Poten, 57 term charters between 6 months and 7 years were reported in 2019, a decrease of 22% over 2018, of which 25 were for TFDE vessels and 12 were for Steam vessels. The term charter market for Steam vessels continues to be significantly less liquid than that for TFDEs.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $65,000 per day and $43,500 per day, respectively. While the short-term outlook for TFDE vessel demand through the second half of 2020 and into early 2021 is supportive, given continued growth in LNG supply, the very weak current prices and forward curves for natural gas in the key markets of North Asia and Europe are likely to result in shorter average voyage distances and lower shipping requirements, as there is limited scope for inter-basin arbitrage trading. The recent coronavirus outbreak has also introduced uncertainty regarding demand for LNG over the near-term, particularly in China. In addition, spot rates are likely to be prone to further periods of seasonality and volatility similar to those seen during 2019.

As of February 4, 2020, the orderbook totals 118 dedicated LNG carriers (>100,000 cbm), following 48 newbuilding orders in 2019, according to estimates from Poten. This represents 22% of the on the water fleet, approximately in line with the beginning of 2019. Of these, 74 vessels (or 63%) have multi-year charters.

Dividend Declaration

On November 14, 2019, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on January 2, 2020 to holders of record as of December 31, 2019. GasLog paid the declared dividend to the transfer agent on December 30, 2019.

On December 14, 2019, the board of directors declared a special dividend of $0.38 per common share, or $30.7 million in the aggregate, which was paid on December 31, 2019.

On February 5, 2020, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in the aggregate, payable on March 12, 2020 to shareholders of record as of March 2, 2020.

Impairment Loss on Vessels

As of December 31, 2019, a number of increasingly strong negative indicators caused the Group to recognize a non-cash impairment loss on its six Steam vessels, five of which are owned by GasLog Partners. Such indicators include the difference between ship broker estimates of the fair market values and the carrying values of the Steam vessels, the lack of liquidity in the market for term employment for Steam vessels and reduced expectations for the estimated rates at which such term employment could be secured over the remaining economic life of these vessels, which may be at materially lower levels than the rates earned prior to the expiry of their multi-year charters with Shell. The redelivery of the Methane Alison Victoria in January 2020, which is currently trading in the spot market, and the scheduled redeliveries of the other five Steam vessels prior to the end of 2020, which may also operate in the spot market rather than under term charters, together with the continued addition of larger and more fuel efficient LNG carriers to the global fleet, are the principal factors which caused the Group to recognize a non-cash impairment loss of $162.1 million in aggregate in the three and twelve months ended December 31, 2019 for the five Steam vessels owned by the Partnership, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, and the one Steam vessel owned by GasLog, the Methane Lydon Volney.

New Financing

On December 12, 2019, GasLog entered into a loan agreement for an amount of $1,052.8 million with 13 international banks, with Citibank N.A. London Branch and DNB Bank ASA, London Branch acting as agents on behalf of the other finance parties, to finance the delivery of the seven newbuildings scheduled to be delivered in 2020 and 2021. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

Covenant Amendments

In December 2019, GasLog achieved improvements to the financial and non-financial covenants across the entirety of its bank debt, most notably decreasing minimum liquidity requirements from 3.0% of total indebtedness, or 4% if dividends are paid, to a flat amount of $75.0 million which will be applicable upon repayment of our U.S. dollar bonds maturing in March 2022, which have a minimum liquidity requirement of 2.5% of total indebtedness. The covenants are now aligned with the terms of the Newbuilding Facility and the GasLog Warsaw facility concluded earlier in 2019.

NOK Bonds

On November 21, 2019, GasLog completed the issuance of NOK 900.0 million (equivalent to $98.6 million) of NOK 2024 Bonds in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and have a coupon of 6.25% over the three-month Norwegian Interbank Offered Rate (“NIBOR”). The proceeds from the issuance were used in part to repurchase and cancel NOK 316.0 million (or $34.6 million) of the outstanding NOK 2021 Bonds at a price of 104.75% of par value. The outstanding balance of the NOK 2021 Bonds, after the partial repurchase, amounted to NOK 434.0 million (equivalent to $49.2 million). On January 31, 2020, GasLog completed the repurchase of the outstanding balance of the NOK 2021 Bonds at a price of 104.0% of par value plus accrued interest, for a total consideration of NOK 451.4 million ($54.4 million).

Restructuring Costs

In November 2019, GasLog announced plans to relocate more of its employees including several members of senior management to the Piraeus, Greece office, home of our operational platform, in order to enhance execution, efficiency and operational excellence and to reduce overheads. As a result, the Monaco office will reduce the already limited number of employees, whilst the London office will focus primarily on chartering activities and company secretarial duties. The offices in Singapore, Korea and the U.S. will be unaffected by the changes. For the quarter and the year ended December 31, 2019, the Group has recognized total restructuring costs of $4.7 million, the majority of which will be paid in 2020.

Financial Summary

	For the three months ended		For the year ended
Amounts in thousands of U.S. dollars	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Revenues	$188,644	$182,253	$618,344	$668,637
Profit/(loss)	$30,384	$(119,889)	$126,398	$(115,613)
Adjusted Profit(1)	$62,517	$38,474	$134,845	$113,000
Adjusted EBITDA(1)	$145,026	$129,209	$447,747	$461,226
Profit/(loss) attributable to the owners of GasLog	$13,785	$(50,171)	$47,683	$(100,661)
EPS, basic	$0.14	$(0.65)	$0.47	$(1.37)
Adjusted EPS(1)	$0.54	$0.14	$0.57	$0.29

(1) Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,465 revenue operating days and 9,518 revenue operating days (including 1,063 days in the LNG carrier pooling agreement (the “Cool Pool”) for the quarter and the year ended December 31, 2019, respectively, as compared to 2,317 revenue operating days (including 552 days in the Cool Pool) and 9,030 revenue operating days (including 2,046 days in the Cool Pool) for the quarter and year ended December 31, 2018. The quarterly increase in revenue operating days was mainly driven by the increased operating days from the delivery of the GasLog Gladstone on March 15, 2019 and the delivery of the GasLog Warsaw on July 31, 2019, and the decreased unchartered days from the vessels operating in the spot market, partially offset by the increased off-hire days for dry-dockings. The year-on-year increase in revenue operating days was mainly driven by the increased operating days from the delivery of the GasLog Gladstone on March 15, 2019 and the delivery of the GasLog Warsaw on July 31, 2019, and the full operation in the year ending December 31, 2019 of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa, which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively. The above increases were partially offset by the increased unavailable days (i.e. days before and after a dry-docking where the vessel has limited ability for chartering opportunities) and increased unchartered days from the vessels operating in the spot market.

Following the exit from the Cool Pool, management allocates vessel revenues to two categories: (a) variable rate charters (“VR Revenues”) and (b) fixed rate charters (“FR Revenues”). The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market or those which have a variable rate of hire across the charter period. The vessels in this category during 2019 were the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea.

Revenues were $182.3 million and $668.6 million for the quarter and the year ended December 31, 2019, respectively ($188.6 million and $618.3 million for the quarter and the year ended December 31, 2018, respectively). The decrease for the quarter ended December 31, 2019 as compared to the quarter ended December 31, 2018 was mainly driven by a decrease from our vessels operating in the spot and short-term market, including the impact of the unscheduled dry-dockings of the GasLog Savannah, the GasLog Singapore and the GasLog Chelsea and from the expiration of the initial time charters of the GasLog Sydney, the GasLog Saratoga and the Methane Jane Elizabeth, partially offset by the delivery of the GasLog Gladstone on March 15, 2019 and the delivery of the GasLog Warsaw on July 31, 2019. The year-on-year increase resulted mainly from the full operation of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) and the deliveries of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019. In addition, there was an increase from our vessels operating in the spot and short-term market including the impact of the unscheduled dry-dockings of the GasLog Savannah, the GasLog Singapore and the GasLog Chelsea which was partially offset by a decrease from the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Saratoga and the Methane Jane Elizabeth.

For the quarter and year ended December 31, 2019, an analysis of revenue operating days, revenues and voyage expenses and commissions per category of charter is presented below:

Amounts in thousands of U.S. dollars	For the three months ended December 31, 2019		For the year ended December 31, 2019
	Variable rate charters	Fixed rate charters	Variable rate charters	Fixed rate charters
Available days (*)	622	1,871	1,150	7,487
Revenue operating days(**)	594	1,871	968	7,487
Revenues	42,767	139,486	64,334	604,303
Voyage expenses and commissions	(1,483)	(2,849)	(4,760)	(19,012)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days, i.e. days before and after a dry-docking where the vessel has limited ability for chartering opportunities.

(**) Revenue operating days represent total available days after deducting unchartered days.

In addition, GasLog recognized gross revenues and gross voyage expenses and commissions of $45.3 million and $8.1 million, respectively, from the operation of its vessels in the Cool Pool during the year ended December 31, 2019 (December 31, 2018: $102.3 million and $10.2 million, respectively). Net pool performance decreased due to all of GasLog’s vessels exiting the Cool Pool by July 8, 2019.

Voyage expenses and commissions were $4.3 million and $23.8 million for the quarter and the year ended December 31, 2019, respectively ($3.6 million and $20.4 million for the quarter and the year ended December 31, 2018, respectively). The increase for the quarter and year ended December 31, 2019 as compared to the quarter and year ended December 31, 2018 was primarily attributable to the increase in bunkers’ consumption of the vessels operating in the spot market.

Vessel operating and supervision costs were $39.5 million and $139.7 million for the quarter and the year ended December 31, 2019, respectively ($29.1 million and $128.1 million for the quarter and the year ended December 31, 2018, respectively). The increase in vessel operating and supervision costs for the quarter ended December 31, 2019 as compared to the quarter ended December 31, 2018 is mainly attributable to the deliveries of the GasLog Gladstone and the GasLog Warsaw on March 15, 2019 and July 31, 2019, respectively, the increase in scheduled technical maintenance costs related to engine maintenance and costs during dry-dockings, including expenses associated with the preparation for compliance with the International Maritime Organization (“IMO”) 2020 regulations, as well as one-off returns in vessel taxes in the fourth quarter of 2018 (which did not occur in the fourth quarter of 2019) and increased insurance costs. The year-on-year increase was mainly attributable to the 2018 and 2019 vessel deliveries, increased scheduled technical and maintenance costs related to engine maintenance and costs related to dry-dockings, including expenses associated with the preparation for compliance with the IMO 2020 regulations, the increase in insurance costs, partially offset by the favorable movement of the EUR/USD exchange rate. Daily operating costs per vessel increased from $12,661 per ownership day (excluding the Solaris which is managed by Shell) for the quarter ended December 31, 2018 to $15,917 per ownership day (excluding the Solaris which is managed by Shell) for the three-month period ended December 31, 2019. Daily operating cost per vessel was affected by the increases described above. Daily operating costs per vessel increased from $14,306 per ownership day (as defined below) for the year ended December 31, 2018 to $14,595 per ownership day (as defined below) for the year ended December 31, 2019. Ownership days represent total calendar days for our owned and bareboat fleet.

General and administrative expenses were $14.5 million and $47.4 million for the quarter and the year ended December 31, 2019, respectively ($9.7 million and $42.0 million for the quarter and the year ended December 31, 2018, respectively). The quarterly and year-on year increase was mainly affected by the restructuring costs of $4.7 million that occurred in the fourth quarter of 2019. Excluding the effect of the abovementioned restructuring costs, general and administrative expenses did not materially change for the quarter ending December 31, 2019 as compared to the quarter ending December 31, 2018, whereas there was a slight increase of $0.6 million for the year ending December 31, 2019 as compared to the year ending December 31, 2018. Daily general and administrative expenses per vessel, excluding the effect of the restructuring costs, decreased from $4,060 per ownership day (as defined above) for the quarter ended December 31, 2018 to $3,809 per ownership day (as defined above) for the quarter ended December 31, 2019. Daily general and administrative expenses per vessel excluding the effect of the restructuring costs decreased from $4,507 per ownership day (as defined above) for the year ended December 31, 2018 to $4,297 per ownership day (as defined above) for the year ended December 31, 2019.

Depreciation was $43.9 million and $168.0 million for the quarter and the year ended December 31, 2019, respectively ($39.5 million and $153.2 million for the quarter and the year ended December 31, 2018, respectively). The quarterly and year-on-year increase resulted mainly from the delivery of the GasLog Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019, and an increase from the depreciation of the right-of-use assets deriving from the implementation of IFRS 16 Leases. The year-on-year increase resulted mainly from the delivery of the GasLog

Gladstone on March 15, 2019 and the GasLog Warsaw on July 31, 2019, the full operation in the year ending December 31, 2019 of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa following their delivery on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, and the increase from the depreciation of the right-of-use assets deriving from the implementation of IFRS 16 Leases.

Financial costs were $51.6 million and $190.5 million for the quarter and the year ended December 31, 2019, respectively ($44.1 million and $166.6 million for the quarter and the year ended December 31, 2018, respectively). The quarterly increase was mainly attributable to the $3.9 million unrealized foreign exchange losses on cash and bond included in other financial costs and the $2.1 million loss arising from the bond repurchases at premium to par. The year-on-year increase was mainly attributable to an increase of $15.8 million in interest expense on loans, bonds and cash flow hedges, due to the increased weighted average outstanding indebtedness, the $4.2 million unrealized foreign exchange losses on cash and bond included in other financial costs and the $2.1 million loss arising from the bond repurchases at premium to par. An analysis of the financial costs is set out below:

	For the three months ended		For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Financial costs
Amortization and write-off of deferred loan/ bond issuance costs/premium	$(3,210)	$(3,504)	$(12,593)	$(14,154)
Interest expense on loans	(30,269)	(29,012)	(111,600)	(122,819)
Interest expense on bonds and realized loss on cross-currency swaps (“CCS”)	(7,588)	(9,678)	(30,029)	(34,607)
Lease charge	(2,617)	(2,606)	(10,520)	(10,506)
Loss arising on bond repurchases at a premium	—	(2,119)	—	(2,119)
Other financial costs	(438)	(4,697)	(1,885)	(6,276)
Total	$(44,122)	$(51,616)	$(166,627)	$(190,481)

Gain on derivatives was $12.4 million for the quarter ended December 31, 2019 and loss on derivatives was $55.4 million for the year ended December 31, 2019 ($32.4 million and $6.1 million loss for the quarter and the year ended December 31, 2018, respectively). The gain on derivatives in the quarter ending December 31, 2019, as compared to the loss in the quarter ending December 31, 2018, was mainly attributable to a decrease of $45.9 million in loss from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss. The gain on derivatives in the quarter ending December 31, 2019 derived mainly from increases in the London Interbank Offered Rate (“LIBOR”) curve. The year-on-year increase in loss on derivatives is mainly attributable to an increase of $46.1 million in loss from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss derived mainly from decreases in the LIBOR curve. An analysis of (loss)/gain on derivatives is set out below:

	For the three months ended		For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
(Loss)/gain on derivatives
Realized gain/(loss) on derivatives held for trading	$828	$(243)	$1,893	$3,164
Realized (loss)/gain on forward foreign exchange contracts held for trading	(1,122)	(142)	241	(3,707)
Unrealized (loss)/gain on derivative financial instruments held for trading	(32,132)	13,778	(7,922)	(54,050)
Recycled loss of cash flow hedges reclassified to profit or loss	—	(697)	—	(697)
Ineffective portion of cash flow hedges	43	(336)	(289)	(151)
Total	$(32,383)	$12,360	$(6,077)	$(55,441)

Loss was $119.9 million and $115.6 million for the quarter and the year ended December 31, 2019, respectively ($30.4 million and $126.4 million profit for the quarter and the year ended December 31, 2018, respectively). The quarterly decrease in profit to a loss was mainly attributable to an impairment loss on Steam vessels of $162.1 million recognized in the fourth quarter of 2019 and due to the factors mentioned above, partially offset by the mark-to-market gains on derivatives in the quarter ending December 31, 2019 as compared to losses in the quarter ending December 31, 2018. The year-on-year decrease in profit was mainly attributable to an impairment loss on vessels of $162.1 million recognized in the fourth quarter of 2019 and due to the factors mentioned above, the increase in mark-to-market losses on derivatives and the increase in financial costs (as described above).

Adjusted Profit(1) was $38.5 million and $113.0 million for the quarter and the year ended December 31, 2019, respectively ($62.5 million and $134.8 million for the quarter and the year ended December 31, 2018, respectively) adjusted for the effects of the write-off and accelerated amortization of unamortized loan and bond fees and premium, foreign exchange losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, restructuring costs and non-cash gain/loss on derivatives.

Loss attributable to the owners of GasLog was $50.2 million and $100.7 million for the quarter and the year ended December 31, 2019, respectively ($13.8 million and $47.7 million profit for the quarter and the year ended December 31, 2018, respectively). The decrease in profit to loss attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above.

Adjusted EBITDA(1) was $129.2 million and $461.2 million for the quarter and the year ended December 31, 2019, respectively ($145.0 million and $447.7 million for the quarter and the year ended December 31, 2018, respectively).

EPS was a loss of $0.65 and $1.37 for the quarter and the year ended December 31, 2019, respectively (earnings of $0.14 and $0.47 for the quarter and the year ended December 31, 2018, respectively). The decrease in earnings per share to loss per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted Earnings per share(1) was $0.14 and $0.29 for the quarter and the year ended December 31, 2019, respectively (earnings of $0.54 and $0.57 for the quarter and the year ended December 31, 2018, respectively), adjusted for the effects of the write-off and accelerated amortization of unamortized loan and bond fees and premium, foreign exchange losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, restructuring costs and non-cash gain/loss on derivatives.

(1) Adjusted Profit, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and contract cover after December 31, 2019:

	Contracted Charter Revenues and Days from Time Charters
	For the Year Ending December 31,
	2020	2021	2022	2023	2024 - 2032	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	$570.7	$553.6	$541.0	$511.3	$1,775.6	$3,952.2
Total contracted days(1)	8,109	7,581	7,269	6,692	23,762	53,413
Total available days(2)	10,720	12,234	12,775	12,535	113,250	161,514
Total unfixed days(3)	2,611	4,653	5,506	5,843	89,488	108,101
Percentage of total contracted days/total available days	75.6%	62.0%	56.9%	53.4%	21.0%	33.1%

(1)                                      Reflects time charter revenues and contracted days for our wholly owned vessels, the 15 vessels owned by the Partnership, the bareboat vessel and the seven newbuildings on order for which we have secured time charters. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25.0% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the vessel undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component. For time charters that are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range is used for this calculation.

(2)                                      Available days represent total calendar days after deducting 30 off-hire days when the vessel undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)                                      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of the charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after December 31, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into new time charter contracts for the vessels that are operating in the spot term market and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 5, 2019. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Liquidity and Capital Resources

As of December 31, 2019, GasLog had $263.8 million of cash and cash equivalents, of which $149.5 million was held in time deposits and the remaining balance in current accounts. Moreover, as of December 31, 2019, GasLog had $4.5 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

On March 6, 2019, the respective subsidiaries of GasLog Partners drew down $360.0 million under a new five-year amortizing revolving credit facility entered into on February 20, 2019 (the “2019 Partnership Facility”) and prepaid in full their aggregate outstanding debt of $354.4 million, which would have been due in November 2019. On April 1, 2019, the Partnership drew down an additional $75.0 million under the 2019 Partnership Facility.

In March 2019 and July 2019, GasLog drew down $165.8 million and $129.5 million to partially finance the deliveries of the GasLog Gladstone and the GasLog Warsaw, respectively.

On May 16, 2019, GasLog closed a follow-on issue of the 8.875% senior unsecured notes due 2022 (the “8.875% Senior Notes”) with net proceeds of $75.4 million.

On November 21, 2019, GasLog completed the issuance of NOK 900.0 million (equivalent to $98.6 million) of NOK 2024 Bonds in the Norwegian bond market. The NOK 2024 Bonds mature in November 2024 and have a coupon of 6.25% over three-month NIBOR. The proceeds from the issuance were used in part to repurchase and cancel NOK 316.0 million (or $34.6 million) of the outstanding NOK 2021 Bonds at a price of 104.75% of par value. The outstanding balance of the NOK 2021 Bonds after the partial repurchase amounted to NOK 434.0 million (equivalent to $49.2 million). On January 31, 2020, GasLog completed the repurchase of the outstanding balance of the NOK 2021 Bonds at a price of 104.0% of par value plus accrued interest, for a total consideration of NOK 451.4 million ($54.4 million at the swapped rate under the associated cross currency swaps).  In addition, GasLog paid $10.5 million for the partial exchange of the outstanding 8.875% Senior Notes at a price of 104.75% of par value. The exchange was completed in January 2020.

As of December 31, 2019, GasLog had an aggregate of $3.1 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $255.4 million was repayable within one year, and $204.9 million of lease liabilities, of which $9.4 million was repayable within one year.

As of December 31, 2019, in addition to the $1.1 billion under the Newbuilding Facility, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”). In addition, there was unused availability of $2.0 million under the 2019 Partnership Facility.

As of December 31, 2019, the total remaining balance of the contract prices of the seven LNG carriers on order was $1.1 billion, which GasLog expects to be funded with the Newbuilding Facility, cash balances and cash from operations.

As of December 31, 2019, GasLog’s current assets total $315.8 million, while current liabilities total $437.5 million, resulting in a negative working capital position of $121.7 million. We anticipate that available cash and cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

GasLog has hedged 44.2% of its expected floating interest rate exposure on its outstanding debt (excluding the lease liability) as of December 31, 2019.

Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of February 6, 2020:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	GasLog Chelsea	2010	153,600	Spot Market	TFDE	—	—
2	GasLog Saratoga	2014	155,000	Spot Market	TFDE	—	—
3	GasLog Salem	2015	155,000	Gunvor(3)	TFDE	March 2021	—
4	GasLog Savannah	2010	155,000	Spot Market	TFDE	—	—
5	GasLog Skagen	2013	155,000	Spot Market	TFDE	—	—
6	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
7	GasLog Warsaw	2019	180,000	Cheniere Endesa	X-DF(4)	May 2021	—
						May 2029	2035-2041
8	GasLog Hong Kong	2018	174,000	Total(5)	X-DF(4)	December 2025	2028
9	GasLog Genoa	2018	174,000	Shell	X-DF(4)	March 2027	2030-2033
10	GasLog Houston	2018	174,000	Shell	X-DF(4)	May 2028	2031-2034
11	GasLog Gladstone	2019	174,000	Shell	X-DF(4)	January 2029	2032-2035
12	GasLog Singapore	2010	155,000	Spot Market	TFDE	—	—
				Sinolam LNG(6)		October 2030	—

The following table presents information about GasLog Partners’ fleet and their associated time charters as of February 6, 2020:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Alison Victoria	2007	145,000	Spot Market(7)	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
3	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
4	GasLog Sydney	2013	155,000	Cheniere	TFDE	June 2020	2020-2021
5	Methane Jane Elizabeth	2006	145,000	Trafigura(8)	Steam	November 2020	2021-2024
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028
10	GasLog Shanghai	2013	155,000	Gunvor(3)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (9)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      Indicates the expiration of the initial term.

(2)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Becki Anne and the Methane Julia Louise has unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston, the GasLog Genoa and the GasLog Gladstone has the right to extend the charters by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the Methane Jane Elizabeth has the right to extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration. Endesa has the right to extend the charter of the GasLog Warsaw by two additional periods of six years, provided that the charterer provides us with advance notice of declaration.

(3)   The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor.

(4)      “X-DF” refers to low pressure dual fuel two-stroke propulsion.

(5)   “Total” refers to Total Gas & Power Limited – London, Meyrin-Geneva Branch, a wholly owned subsidiary of Total S.A.

(6)   The vessel is currently trading in the spot market and has been chartered to Sinolam LNG for the provision of an FSU. The charter is expected to commence in November 2020, after the dry-docking and conversion of the vessel to an FSU.

(7)   The vessel is currently trading in the spot market after expiration of the initial charter with Shell.

(8)   In March 2018, GasLog Partners secured a one-year charter with Trafigura for the Methane Jane Elizabeth (as nominated by the Partnership), which is expected to commence in November 2019. The hire rate for this charter will be lower than the hire rate under the vessel’s multi-year charter with Shell, which expired in October 2019.

(9)  On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its book value at the time of the sale. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with Methane Services Limited, a subsidiary of Shell.

Future Deliveries

As of February 6, 2020, GasLog has seven newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Expected Delivery	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(1)
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica(2)	X-DF	2027
Hull No. 2274	Q2 2020	Samsung	180,000	JERA(3)	X-DF	2032
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica(2)	X-DF	2027
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere(4)	X-DF	2027
Hull No. 2301	Q4 2020	Samsung	174,000	Cheniere(4)	X-DF	2027
Hull No. 2311	Q2 2021	Samsung	180,000	Cheniere(4)	X-DF	2028
Hull No. 2312	Q3 2021	Samsung	180,000	Cheniere(4)	X-DF	2028

________

(1)           Charter expiration to be determined based upon actual date of delivery.

(2)           The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(3)           The vessel is chartered to the principal LNG shipping entity of JERA.

(4)           The vessel is chartered to a wholly owned subsidiary of Cheniere Energy Inc. (“Cheniere”).

Conference Call

GasLog and GasLog Partners will host a joint conference call to discuss their results for the fourth quarter of 2019 at 8:30 a.m. EST (1:30 p.m. GMT) on Thursday, February 6, 2020. Paul Wogan, Chief Executive Officer of GasLog and Andrew Orekar, Chief Executive Officer of GasLog Partners will review the operational and financial performance of both companies. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 2692918

A live webcast of the conference call will also be available on the Investor Relations page of both the GasLog (http://www.gaslogltd.com/investors) and GasLog Partners (http://www.gaslogmlp.com/investors) websites.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the companies’ websites as referenced above.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and multi-year charter hire rates and vessel values;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2018	December 31, 2019
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,713	21,620
Deferred financing costs	4,576	11,592
Other non-current assets	2,543	24,221
Derivative financial instruments	8,966	3,572
Tangible fixed assets	4,323,582	4,427,065
Vessels under construction	159,275	203,323
Right-of-use assets	206,753	206,495
Total non-current assets	4,735,919	4,907,399
Current assets
Trade and other receivables	20,244	24,900
Dividends receivable and other amounts due from related parties	33,395	573
Derivative financial instruments	6,222	429
Inventories	7,753	8,172
Prepayments and other current assets	3,680	13,475
Short-term investments	25,000	4,500
Cash and cash equivalents	342,594	263,747
Total current assets	438,888	315,796
Total assets	5,174,807	5,223,195
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	850,576	760,671
Reserves	18,962	16,799
Treasury shares	(3,266)	(2,159)
Retained earnings/(accumulated deficit)	12,614	(87,832)
Equity attributable to owners of the Group	879,742	688,335
Non-controlling interests	1,103,380	961,518
Total equity	1,983,122	1,649,853
Current liabilities
Trade accounts payable	11,890	27,615
Ship management creditors	580	601
Amounts due to related parties	169	200
Derivative financial instruments	2,091	8,095
Other payables and accruals	127,450	136,242
Borrowings, current portion	520,550	255,422
Lease liability, current portion	6,675	9,363
Total current liabilities	669,405	437,538
Non-current liabilities
Derivative financial instruments	10,001	41,837
Borrowings, non-current portion	2,307,909	2,891,973
Lease liability, non-current portion	199,424	195,567
Other non-current liabilities	4,946	6,427
Total non-current liabilities	2,522,280	3,135,804
Total equity and liabilities	5,174,807	5,223,195

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the years ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Revenues	188,644	182,253	618,344	668,637
Net pool allocation	(1,675)	—	17,818	(4,264)
Voyage expenses and commissions	(3,631)	(4,332)	(20,374)	(23,772)
Vessel operating and supervision costs	(29,120)	(39,538)	(128,084)	(139,662)
Depreciation	(39,510)	(43,855)	(153,193)	(168,041)
General and administrative expenses	(9,711)	(14,512)	(41,993)	(47,385)
Impairment loss on vessels	—	(162,149)	—	(162,149)
Profit/(loss) from operations	104,997	(82,133)	292,518	123,364
Financial costs	(44,122)	(51,616)	(166,627)	(190,481)
Financial income	1,417	961	4,784	5,318
(Loss)/gain on derivatives	(32,383)	12,360	(6,077)	(55,441)
Share of profit of associates	475	539	1,800	1,627
Total other expenses, net	(74,613)	(37,756)	(166,120)	(238,977)
Profit/(loss) for the period	30,384	(119,889)	126,398	(115,613)
Attributable to:
Owners of the Group	13,785	(50,171)	47,683	(100,661)
Non-controlling interests	16,599	(69,718)	78,715	(14,952)
	30,384	(119,889)	126,398	(115,613)

Earnings/(loss) per share – basic	0.14	(0.65)	0.47	(1.37)
Earnings/(loss) per share – diluted	0.14	(0.65)	0.46	(1.37)

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2018 and 2019

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2018	December 31, 2019
Cash flows from operating activities:
Profit/(loss) for the year	126,398	(115,613)
Adjustments for:
Depreciation	153,193	168,041
Impairment loss on vessels	—	162,149
Share of profit of associates	(1,800)	(1,627)
Financial income	(4,784)	(5,318)
Financial costs	166,627	190,481
Unrealized foreign exchange losses on cash and cash equivalents	329	—
Realized foreign exchange losses	—	773
Unrealized loss on derivative financial instruments held for trading, including ineffective portion of cash flow hedges	8,211	54,201
Recycled loss of cash flow hedges reclassified to profit or loss	—	697
Non-cash defined benefit obligations	(51)	—
Share-based compensation	5,216	5,447
	453,339	459,231
Movements in working capital	(27,708)	30,017
Cash provided by operations	425,631	489,248
Interest paid	(141,921)	(171,825)
Net cash provided by operating activities	283,710	317,423
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(673,787)	(479,618)
Return of capital expenditures	—	10,451
Other investments	(136)	(158)
Payments for right-of-use assets	(36)	(935)
Dividends received from associate	1,263	1,313
Purchase of short-term investments	(71,000)	(82,500)
Maturity of short-term investments	46,000	103,000
Financial income received	4,697	5,469
Net cash used in investing activities	(692,999)	(442,978)
Cash flows from financing activities:
Proceeds from bank loans and bonds	524,165	905,730
Bank loans and bond repayments	(231,753)	(547,751)
Payment of loan issuance costs	(7,449)	(25,912)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)	60,345	—
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	208,394	—
Payment of equity raising costs	(917)	(1,670)
Payment for bond repurchases at a premium	—	(46,721)
Payment for cross currency swaps’ termination	—	(3,731)
Purchase of treasury shares or GasLog Partners’ common units	(62)	(26,642)
Proceeds from stock options’ exercise	754	149
Dividends paid	(178,028)	(193,436)
Payments for lease liability	(7,329)	(9,950)
Net cash provided by financing activities	368,120	50,066
Effects of exchange rate changes on cash and cash equivalents	(329)	(3,358)
Decrease in cash and cash equivalents	(41,498)	(78,847)
Cash and cash equivalents, beginning of the year	384,092	342,594
Cash and cash equivalents, end of the year	342,594	263,747

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, restructuring costs and non-cash gain/loss on derivatives as defined above, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels and restructuring costs; and in the case of Adjusted Profit and Adjusted EPS, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current period, impairment loss on vessels and restructuring costs in particular are excluded from Adjusted EBITDA, Adjusted profit and Adjusted EPS because impairments of long-lived assets, which represent the excess of their carrying amount over the amount that is expected to be recovered from them in the future, and restructuring costs,  which reflect specific actions taken by management to improve the Group’s future profitability, are non-cash charges and non-recurring operating expenses, respectively, that we believe reduce the comparability of our operating and business performance across periods. In addition, unrealized foreign exchange losses on cash and bond, are separately adjusted in the current period, while in the past foreign exchange losses on cash were included in foreign exchange gains/losses and unrealized foreign exchange losses on bond did not exist.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

For the seven newbuilds delivering by the third quarter of 2021, annualized EBITDA during the period in which all seven newbuilds are operating under active charters is based on the following assumptions:

•                                          all seven newbuilds’ charters have commenced and none have expired or been terminated;

•                                          delivery in 2020 and 2021, respectively, and timely receipt of charter hire specified in the charter contracts;

•                                          utilization of 363 days per year and no drydocking; and

•                                          vessel operating and supervision costs and charter commissions per current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual EBITDA for the entities owning the vessels could differ materially from our estimates. The prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants, but, in the view of the Company’s management, was prepared on a reasonable basis and reflects the best currently available estimates and judgments. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this press release are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained above, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

Reconciliation of Profit/(loss) to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period	30,384	(119,889)	126,398	(115,613)
Depreciation	39,510	43,855	153,193	168,041
Financial costs	44,122	51,616	166,627	190,481
Financial income	(1,417)	(961)	(4,784)	(5,318)
Loss/(gain) on derivatives	32,383	(12,360)	6,077	55,441
EBITDA	144,982	(37,739)	447,511	293,032
Foreign exchange losses, net	44	97	236	1,343
Impairment loss on vessels	—	162,149	—	162,149
Restructuring costs	—	4,702	—	4,702
Adjusted EBITDA	145,026	129,209	447,747	461,226

Reconciliation of Profit/(loss) to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period	30,384	(119,889)	126,398	(115,613)
Non-cash loss/(gain) on derivatives	32,089	(12,745)	8,211	54,898
Write-off and accelerated amortization of unamortized loan/bond fees and premium	—	288	—	1,276
Foreign exchange losses, net	44	97	236	1,343
Impairment loss on vessels	—	162,149	—	162,149
Unrealized foreign exchange losses on cash and bond	—	3,872	—	4,245
Restructuring costs	—	4,702	—	4,702
Adjusted Profit	62,517	38,474	134,845	113,000

Reconciliation of Earnings/(Loss) Per Share to Adjusted Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the year ended
	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019
Profit/(loss) for the period attributable to owners of the Group	13,785	(50,171)	47,683	(100,661)
Plus:
Dividend on preference shares	(2,516)	(2,516)	(10,063)	(10,063)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	11,269	(52,687)	37,620	(110,724)
Weighted average number of shares outstanding, basic	80,838,686	80,864,603	80,792,837	80,849,818
Earnings/(loss) per share	0.14	(0.65)	0.47	(1.37)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	11,269	(52,687)	37,620	(110,724)
Plus:
Non-cash loss/(gain) on derivatives	32,089	(12,745)	8,211	54,898
Write-off and accelerated amortization of unamortized loan/bond fees and premium	—	288	—	1,276
Restructuring costs	—	4,702	—	4,702
Impairment loss on vessels attributable to the owners of the Group	—	67,952	—	67,952
Unrealized foreign exchange losses on cash and bond	—	3,872	—	4,245
Foreign exchange losses, net	44	97	236	1,343
Adjusted profit attributable to owners of the Group	43,402	11,479	46,067	23, 692
Weighted average number of shares outstanding, basic	80,838,686	80,864,603	80,792,837	80,849,818
Adjusted earnings per share	0.54	0.14	0.57	0.29